EX-99.(l)(i)
PURCHASE AGREEMENT
AIM ETF Products Trust (the “Trust”), a Delaware statutory trust, and Allianz Life Insurance Company of North America (“Allianz”) hereby agree as follows:
1.
The Trust hereby offers to sell to Allianz and Allianz hereby agrees to purchase 4,000 shares of the AllianzIM U.S. Large Cap Buffer20 Apr ETF, a series of the Trust, at a price of $25 per share.  The Trust hereby acknowledges receipt from Allianz of funds in full payment for the foregoing shares.

2.	The shares are to be purchased pursuant to Section 14 of the Investment Company Act of 1940 to serve as the seed money for the Trust prior to the commencement of the public offering of its shares.

3.
Allianz represents and warrants to the Trust that the foregoing shares are being acquired for investment purposes only and that it has no present intention of redeeming or reselling the shares so acquired.

IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties herein have executed this Purchase Agreement as of the 3rd day of April, 2020.

AIM ETF PRODUCTS TRUST

/s/ Brian Muench
Name: Brian Muench
Title: VP Advisory Solutions

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

/s/ Brent Hipsher
Name: Brent Hipsher
Title: VP Controller and Assistant Treasurer